Securities and Exchange Commission
Washington, D.C. 20549

02052476

FORM 6-K

P.E.
9/1/02

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 2002 Commission File Number 1-11854

NATUZZI INDUSTRIES S.p.A.

(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

FOR IMMEDIATE RELEASE

NATUZZI

www.natuzzi.com

NYSE: NTZ

Natuzzi S.p.A.

Via Iazzitiello 47, 70029 Santeramo (BA) Italy

tel. +39 080 8820111 - fax +39 080 8820241

From:	Investor Relations Dept., E-mail: investor_relations@natuzzi.com
Direct Dial:	+39 080 8820215
Date:	September 4, 2002
Subject:	Second-Quarter and First-Half 2002 financial results and conference call
Pages:	11 (including this page)

This is an automatic message, please do not interrupt.
If fax is illegible or incomplete, please call +39 080 8820215 for re-transmission.

Natuzzi S.p.A.

SECOND-QUARTER AND FIRST-HALF 2002 TELECONFERENCE

Senior management will review second-quarter and first-half 2002 financial results.
The review will be followed by a question and answer session.

Pasquale Natuzzi
Chairman of the Board and Chief Executive Officer

Giuseppe Desantis
Vice Chairman of the Board

Fred Starr
President and Chief Executive Officer, Natuzzi Americas

and

Nicola Dell'Edera
Finance Director

Thursday, September 5, 2002
10:00 a.m. (New York time)
3:00 p.m. (London time)
4:00 p.m. (Italian time)

A webcast of this event will be available at:
www.natuzzi.com

FOR IMMEDIATE RELEASE

NATUZZI ANNOUNCES SECOND-QUARTER AND FIRST-HALF 2002 FINANCIAL RESULTS

Earnings per ADR Increase 80.0%; Net Revenues Rise 3.3%

Santeramo in Colle, Bari, Italy – September 4, 2002 - Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the second quarter and first half of 2002.

Natuzzi's second-quarter 2002 net sales increased 3.3 percent over the prior year's quarter to EUR 217.0 million, or $199.3 million. For the six months ended June 30, 2002, net sales totaled EUR 430.6 million, or $386.7 million, up 3.8% compared to the same period last year.

Second-quarter 2002 net income increased 78.4 percent over last year's quarter to EUR 29.8 million, or $27.4 million, while earnings per share (ADR) increased 80.0 percent during the same period to EUR 0.54, or $0.50, from EUR 0.30, or $0.27. For the first half of 2002, net income increased 43.5 percent to EUR 55.1 million, or $49.5 million, while earnings per share (ADR) increased 46.4 percent to EUR 1.01, or $0.91, from EUR 0.69, or $0.62, in the prior year's comparable period.

The second-quarter and six-month results for both 2002 and 2001 include adjustments in allowances for unrealized gains or losses on forward exchange contracts that do not hedge on- or off-balance sheet items. The second quarter of 2002 included a favorable after-tax adjustment of EUR 3.3 million, while the second quarter of 2001 included an unfavorable after-tax adjustment of EUR 2.3 million. Excluding the adjustments in both periods, net income for second-quarter 2002 would have been EUR 0.49 per ADR, or 48.5 percent higher than the EUR 0.33 in second-quarter 2001. In US dollar terms, net income per ADR, excluding the same allowances, would have been $0.44 in second-quarter 2002 and $0.30 in the same period last year. The first half of 2002 included a favorable after-tax adjustment of EUR 5.9 million. In the same period of 2001, the adjustment was an unfavorable EUR 5.6 million. Excluding these adjustments, earnings per ADR would have been EUR 0.94, or $0.83, and EUR 0.75, or $0.70, in first-half 2002 and 2001, respectively.

First-half 2002 net cash flow from operations totaled EUR 41.8 million, or $37.5 million, up 77.1 percent from the EUR 23.6 million, or $21.2 million, generated in the same period last year. On a per ADR basis, net operating cash flow was EUR 0.76, or $0.69, an increase of 79.1 percent compared to last year's comparable period.

Pasquale Natuzzi, Chairman and Chief Executive Officer, said, "Despite the weak performance of the European market, which resulted in substantially less sales growth in the second quarter than originally anticipated, net earnings increased significantly as a result of lower leather and selling costs and a gain on foreign exchange."

Net upholstery sales in the second quarter of 2002 totaled EUR 198.5 million, or $182.3 million, 4.5% higher than second-quarter 2001. Total seat units sold in the second quarter increased 5.2 percent over the prior year's quarter to 801,284 seats.

Second-quarter net upholstery sales in the Americas rose 10.7 percent to EUR 100.3 million, or $92.1 million, while in Europe upholstery sales decreased 2.9 percent to EUR 86.2, or $79.2 million. Upholstery sales in the Rest of the World increased 13.2 percent over second-quarter 2001 to EUR 12.0 million, or $11.0 million.

Total net sales to Divani & Divani by Natuzzi and Natuzzi stores decreased 0.5% in the second quarter to EUR 22.6 million, or $20.8 million. During the quarter, three new stores were opened in Italy. Also during this period, one store in Taiwan and another in Portugal were closed, with plans to relocate the latter by the end of 2002. As of June 30, 2002, the total number of Divani & Divani by Natuzzi and Natuzzi stores was 118 in Italy and 50 outside Italy, respectively.

Total leather-upholstered furniture sales in second-quarter 2002 were EUR 171.0 million, or $157.1 million, 3.2 percent higher than the year-earlier period. Fabric-upholstered sales, which accounted for 15.2 percent of upholstery sales on a six-month basis, rose 13.2 percent over last year's quarter to EUR 27.5 million, or $25.3 million.

Second-quarter 2002 net sales of Natuzzi-branded upholstery were EUR 161.3 million, or $148.2 million, versus EUR 174.8 million, or $152.7 million, in last year's quarter. During the same period, net sales of Italsofa – the Company's promotional line – were EUR 37.2 million, or $34.2 million, compared to EUR 15.2 million, or $13.3 million, in second-quarter 2001.

Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased 8.0 percent to EUR 18.5 million, or $17.0 million.

Second-quarter 2002 gross profit increased 12.2 percent to EUR 78.9 million, or $72.5 million, compared to last year's quarter. Over the same period, Natuzzi's gross profit margin expanded to 36.4 percent from 33.5 percent, primarily due to lower leather prices.

Second-quarter 2002 operating income increased 24.2 percent to EUR 32.3 million, or $29.7 million, compared to the year-earlier period, while the operating margins for each quarter were 14.9 percent and 12.4 percent, respectively.

In the second quarter of 2002, Natuzzi had a net foreign exchange gain of EUR 5.5 million, or $5.1 million, versus a loss of EUR 5.5 million, or $4.8 million, in last year's quarter.

Income taxes for second-quarter 2002 were EUR 8.2 million, or $7.5 million, representing an effective tax rate of 21.6 percent versus 22.7 percent rate in the prior year's quarter.

Concluded Mr. Natuzzi: "In light of Europe's weakening economic conditions and declining orders there, which are being only partially offset by continued strong sales in the US, we expect full-year unit sales to be the same as last year's level. However, given current cost trends, we still expect our net profit margin to meet or slightly exceed our goal of 8 to 9 percent for 2002."

The second-quarter 2002 and 2001 dollar figures presented in this announcement were converted at an average noon buying rate of $0.9185 per EUR and $0.8736 per EUR, respectively. The 2002 and 2001 six-month figures were converted at an average noon buying rate of $0.8981 per EUR and $0.8972 per EUR, respectively.

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 118 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 50 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

Statements in this press release other than statements of historical fact are "forward-looking statements". Forward–looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

For further details please contact:

Investor Relations Dept.
Tel.: +39-080-8820-215
Fax: +39-080-8820-241
E-mail: investor_relations@natuzzi.com

Corporate Press Office
Tel.: +39-080-8820-124
Fax: +39-080-8820-508
E-mail: relazioni.esterne@natuzzi.com

-tables follow-

NATUZZI

www.natuzzi.com

NATUZZI S.p.A. AND SUBSIDIARIES

Unaudited Consolidated Statement of Earnings
for six months ended June 30, 2002 and 2001 on the basis of Italian GAAP
(expressed in millions of € except per share data)

	1st Half 2002	% Sales	1st Half 2001	% Sales	% Change
Upholstery net sales	393.9		375.2		5.0%
Other sales	36.7		39.6		-7.3%
Net Sales	**430.6**	**100%**	**414.8**	**100%**	3.8%
Purchases	(179.4)		(206.2)		-13.0%
Labor	(58.6)		(50.0)		17.2%
Third-party Manufacturers	(21.1)		(26.4)		-20.1%
Manufacturing Costs	(14.8)		(11.7)		26.5%
Inventories, net	0.5		21.1		-97.6%
Cost of Sales	**(273.4)**		**(273.2)**		0.1%
Gross Profit	**157.2**	36.5%	**141.6**	34.1%	11.0%
Selling Expenses	(73.8)		(69.4)		6.3%
General and Administrative Expenses	(19.5)		(14.9)		30.9%
Operating Income	**63.9**	14.8%	**57.3**	13.8%	11.5%
Interest Income, net	0.5		1.6		
Foreign Exchange, net	5.9		(10.3)		
Other Income, net	0.2		1.4		
Earnings before taxes and minority interest	**70.5**		**50.0**		41.0%
Income taxes	(15.4)		(11.6)		32.8%
Earnings before minority interest	**55.1**		**38.4**		43.5%
Minority Interest	0.0		0.0		
Net Earnings	**55.1**	12.8%	**38.4**	9.3%	43.5%
Earnings per Share	1.01		0.69		46.4%
Average Number of Shares Outstandings*	54,681,628		55,288,199		

(*) Net of shares repurchased

1 EUR = 1,936.27 ITL

KEY FIGURES IN U.S. DOLLARS (millions)

	1st Half 2002	1st Half 2001
Net Sales	386.7	372.2
Gross Profit	141.2	127.0
Operating Profit	57.4	51.4
Net Earnings	49.5	34.5
Earnings per Share in U.S. dollars	0.91	0.62
Average exchange rate (U.S. dollar per Euro)	0.8981	0.8972

NATUZZI S.p.A. AND SUBSIDIARIES

Unaudited Consolidated Statement of Earnings
for the quarter ended June 30, 2002 and 2001 on the basis of Italian GAAP
(expressed in millions of € except per share data)

	2nd Quarter 2002	% Sales	2nd Quarter 2001	% Sales	% Change
Upholstery net sales	198.5		190.0		4.5%
Other sales	18.5		20.1		-8.0%
Net Sales	**217.0**	**100%**	**210.1**	**100%**	3.3%
Purchases	(89.1)		(104.1)		-14.4%
Labor	(28.8)		(25.2)		14.3%
Third-party Manufacturers	(11.1)		(12.6)		-11.9%
Manufacturing Costs	(7.8)		(6.2)		25.8%
Inventories, net	(1.3)		8.3		-115.7%
Cost of Sales	**(138.1)**		**(139.8)**		-1.2%
Gross Profit	**78.9**	**36.4%**	**70.3**	**33.5%**	12.2%
Selling Expenses	(36.0)		(36.1)		-0.3%
General and Administrative Expenses	(10.6)		(8.2)		29.3%
Operating Income	**32.3**	**14.9%**	**26.0**	**12.4%**	24.2%
Interest Income, net	0.2		0.7		
Foreign Exchange, net	5.5		(5.5)		
Other Income, net	(0.1)		0.4		
Earnings before taxes and minority interest	**37.9**		**21.6**		75.5%
Income taxes	(8.2)		(4.9)		67.3%
Earnings before minority interest	**29.7**		**16.7**		77.8%
Minority Interest	(0.1)		0.0		
Net Earnings	**29.8**	**13.7%**	**16.7**	**7.9%**	78.4%
Earnings per Share	0.54		0.30		80.0%
Average Number of Shares Outstandings*	54,681,628		54,884,017		

(*) Net of shares repurchased

1 EUR = 1,936.27 ITL

KEY FIGURES IN U.S. DOLLARS (millions)

	2nd Quarter 2002	2nd Quarter 2001
Net Sales	199.3	183.5
Gross Profit	72.5	61.4
Operating Profit	29.7	22.7
Net Earnings	27.4	14.6
Earnings per Share in U.S. dollars	0.50	0.27
Average exchange rate (U.S. dollar per Euro)	0.9185	0.8736

GEOGRAPHIC BREAKDOWN

	Sales (Expressed in millions of €)			Seat Units		
	1st Half 2002	1st Half 2001	% Change	1st Half 2002	1st Half 2001	% Change
Americas	197.7	186.2	6.2%	804,947	694,670	15.9%
% of total	50.2%	49.6%		51.1%	46.3%	
Europe	174.8	168.4	3.8%	679,862	713,088	-4.7%
% of total	44.4%	44.9%		43.2%	47.6%	
Rest of world	21.4	20.6	3.9%	88,960	91,867	-3.2%
% of total	5.4%	5.5%		5.7%	6.1%	
TOTAL	393.9	375.2	5.0%	1,573,769	1,499,625	4.9%

BREAKDOWN BY COVERING

	Sales (Expressed in millions of €)			Seat Units		
	1st Half 2002	1st Half 2001	% Change	1st Half 2002	1st Half 2001	% Change
Leather	334.0	330.2	1.2%	1,262,493	1,266,148	-0.3%
% of total	84.8%	88.0%		80.2%	84.4%	
Fabric	59.9	45.0	33.1%	311,276	233,477	33.3%
% of total	15.2%	12.0%		19.8%	15.6%	
TOTAL	393.9	375.2	5.0%	1,573,769	1,499,625	4.9%

BREAKDOWN BY BRAND

	Sales (Expressed in millions of €)			Seat Units		
	1st Half 2002	1st Half 2001	% Change	1st Half 2002	1st Half 2001	% Change
Natuzzi	331.4	355.0	-6.6%	1,237,457	1,392,932	-11.2%
% of total	84.1%	94.6%		78.6%	92.9%	
Italsofa	62.5	20.2	209.4%	336,312	106,693	215.2%
% of total	15.9%	5.4%		21.4%	7.1%	
TOTAL	393.9	375.2	5.0%	1,573,769	1,499,625	4.9%

GEOGRAPHIC BREAKDOWN

	Sales (Expressed in millions of €)			Seat Units		
	2nd Quarter 2002	2nd Quarter 2001	% Change	2nd Quarter 2002	2nd Quarter 2001	% Change
Americas	100.3	90.6	10.7%	418,653	336,839	24.3%
% of total	50.5%	47.7%		52.2%	44.2%	
Europe	86.2	88.8	-2.9%	333,103	378,747	-12.1%
% of total	43.4%	46.7%		41.6%	49.7%	
Rest of world	12.0	10.6	13.2%	49,528	45,926	7.8%
% of total	6.1%	5.6%		6.2%	6.1%	
TOTAL	198.5	190.0	4.5%	801,284	761,512	5.2%

BREAKDOWN BY COVERING

	Sales (Expressed in millions of €)			Seat Units		
	2nd Quarter 2002	2nd Quarter 2001	% Change	2nd Quarter 2002	2nd Quarter 2001	% Change
Leather	171.0	165.7	3.2%	656,962	635,405	3.4%
% of total	86.1%	87.2%		82.0%	83.4%	
Fabric	27.5	24.3	13.2%	144,322	126,107	14.4%
% of total	13.9%	12.8%		18.0%	16.6%	
TOTAL	198.5	190.0	4.5%	801,284	761,512	5.2%

BREAKDOWN BY BRAND

	Sales (Expressed in millions of €)			Seat Units		
	2nd Quarter 2002	2nd Quarter 2001	% Change	2nd Quarter 2002	2nd Quarter 2001	% Change
Natuzzi	161.3	174.8	-7.7%	597,797	681,586	-12.3%
% of total	81.3%	92.0%		74.6%	89.5%	
Italsofa	37.2	15.2	144.7%	203,487	79,926	154.6%
% of total	18.7%	8.0%		25.4%	10.5%	
TOTAL	198.5	190.0	4.5%	801,284	761,512	5.2%

NATUZZI S.p.A. AND SUBSIDIARIES
Unaudited Consolidated Balance Sheet
as of June 30, 2002 and December 31, 2001
(Expressed in millions of €)

	June 30 2002	December 31 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	209.7	208.3
Marketable debt securities	0	0
Trade receivables, net	169.6	138.2
Other receivables	58.0	54.6
Inventories	88.4	87.9
Unrealized foreign exchange gain	5.0	0
Prepaid expenses and accrued income	3.0	0.9
Deferred income taxes	2.2	2.0
Total current assets	535.9	491.9
Non-Current Assets:		
Net property, plant and equipment	200.8	183.1
Treasury shares	37.8	37.8
Other assets	4.7	4.0
Deferred income taxes	0	0
Total Assets	779.2	716.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term borrowings	129.8	134.5
Current portion of long-term debt	1.0	1.0
Accounts payable-trade	86.5	82.3
Accounts payable-shareholders for dividends	15.7	0
Accounts payable-other	12.0	14.6
Allowance for unrealized foreign exchange losses	0	0.9
Income taxes	8.8	5.6
Salaries, wages and related liabilities	20.3	13.6
Total current liabilities	274.1	252.5
Long-Term Liabilities:		
Employees' termination indemnity	23.9	22.2
Long-term debt	2.7	3.3
Deferred income taxes	0.1	0.1
Accrued expenses and deferred income	12.7	4.0
Other liabilities	4.8	4.7
Minority Interest	1.5	1.5
Shareholders' Equity:		
Share capital	57.5	57.5
Reserves	70.4	70.4
Additional paid-in capital	8.3	8.3
Retained earnings	323.2	292.3
Total shareholders' equity	459.4	428.5
Total Liabilities and Shareholders' Equity	779.2	716.8

NATUZZI S.p.A. AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
as of June 30, 2002 and 2001
(Expressed in millions of €)

	1st Half 2002	1st Half 2001
Cash flows from operating activities:		
Net earnings	55.1	38.4
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8.5	6.0
Employees' termination indemnity	1.6	1.1
Deferred income taxes	(0.2)	(0.3)
Minority interest	0.0	0.0
(Gain) loss on disposal of assets	0.0	0.0
Change in provision for unrealized foreign exchange (losses) / gain	(5.9)	5.6
Change in assets and liabilities:		
Receivables, net	(31.4)	(19.2)
Inventories	(0.5)	(21.1)
Prepaid expenses and accrued income	(2.2)	(2.3)
Other assets	(3.3)	(3.6)
Accounts payable	4.2	13.9
Income taxes	3.1	(0.6)
Salaries, wages and related liabilities	6.7	4.2
Other liabilities	6.1	1.5
Total adjustments	(13.3)	(14.8)
Net cash provided by operating activities	41.8	23.6
Cash flows from investing activities:		
Property, plant and equipment:		
Additions	(33.9)	(39.3)
Disposals	0.3	0.3
Government grants received	0.1	0.4
Marketable debt securities:		
Purchases	0.0	(79.7)
Proceeds from maturities	0.0	0.0
Proceeds from sales	0.0	0.0
Purchase of business, net of cash acquired	0.0	(12.3)
Purchase of minority interest	0.0	0.0
Net cash used in investing activities	(33.5)	(130.6)

Cash flows from financing activities:		
Long-term debt repayments	(0.6)	(0.2)
Short-term borrowings	(4.6)	68.8
Exercise of stock options	0.0	0.0
Treasury shares	0.0	0.0
Dividends paid	0.0	0.0
Dividends paid to minority shareholders	0.0	0.0
Net cash used in financing activities	(5.2)	68.6
Effect of translation adjustments on cash	(1.6)	0.0
Increase (decrease) in cash and cash equivalents	1.5	(38.4)
Cash and cash equivalents, beginning of the year	208.2	94.6
Cash and cash equivalents, end of the quarter	209.7	56.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIE NATUZZI S.p.A.
(Registrant)

Date: September 5, 2002

By: [signature]
Giuseppe Desantis